UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           United Road Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    911384105
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /      Rule 13d-1(b)

         / /      Rule 13d-1(c)

         /X/      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911384105
--------------------------------------------------------------------------------
         1.       Name of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Edward T. Sheehan
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      / /
                  (b)      / /
--------------------------------------------------------------------------------
         3.       SEC Use Only

--------------------------------------------------------------------------------
         4.       Citizenship or Place of Organization
                  U.S.A.
--------------------------------------------------------------------------------
                           5.   Sole Voting Power

        Number Of                704,000
                          ------------------------------------------------------
         Shares            6.   Shared Voting Power

      Beneficially               0
                          ------------------------------------------------------
      Owned By Each        7.   Sole Dispositive Power

        Reporting                704,000
                          ------------------------------------------------------
      Person With:         8.   Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
         9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  704,000
--------------------------------------------------------------------------------
         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  /X/
--------------------------------------------------------------------------------
         11.      Percent of Class Represented by Amount in Row (11)
                  4.5%
--------------------------------------------------------------------------------
         12.      Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                  United Road Services, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  8 Automation Lane, Albany, New York  12205

Item 2.

         (a)      Name of Person Filing:

                  Edward T. Sheehan

         (b)      Address of Principal Business Office or, if none, Residence:

                  8 Automation Lane, Albany, New York  12205

         (c)      Citizenship:

                  U.S.A.

         (d)      Title of Class of Securities:

                  Common Stock, par value $0.001 per share

         (e)      CUSIP Number:

                  911384105

Item 3.

         Not Applicable

Item 4.           Ownership

         Not Applicable

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following: |X|

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.
                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being
                  Reported on By the Parent Holding Company
                  Not Applicable

Item 8.           Identification and Classification of Members of the Group
                  Not Applicable

Item 9.           Notice of Dissolution of Group
                  Not Applicable

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               February 11, 1998
                               -----------------
                               Date

                               /s/ Edward T. Sheehan
                               Edward T. Sheehan
                               Chairman of the Board and Chief Executive Officer United Road Services, Inc.

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